April 9, 2012

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Stock Exchange

Dear Sirs:

We have read the statements made by International Tower Hill Mines Ltd. in the attached copy of the Notice of Change of Auditor dated March 16, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated March 16, 2012 except that we have no basis to agree or disagree with the following statements:

“In the opinion of the Company’s audit committee and board of directors, there were no reportable events between the Company and the Former Auditor.”

Yours very truly,

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.